80 8/11/04

SECURITIE 04019500 ;SION
V. ...ngton, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/03 (MM/DD/YY) AND ENDING 05/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aronson Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 King Farm Blvd., Suite 300
(No. and Street)

Rockville, (City) MD (State) 20850 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brenda L. Jayne 301-231-6262
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Feeley & Driscoll, P.C.
(Name – *if individual, state last, first, middle name*)

200 Portland Street (Address) Boston, (City) Massachusetts (State) 02114-1709 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry A. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aronson Capital Advisors, LLC, as of May 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member / Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARONSON CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

MAY 31, 2004

ARONSON CAPITAL ADVISORS, LLC

TABLE OF CONTENTS

F&D

FEELEY & DRISCOLL, P.C.
Certified Public Accountants/Business Consultants

Board of Directors
Aronson Capital Advisors, LLC
Rockville, Maryland

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Aronson Capital Advisors, LLC as of May 31, 2004, and the related statements of income and changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present-fairly, in all material respects, the financial position of Aronson Capital Advisors, LLC as of May 31, 2004 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Feeley + Driscoll, PC

Boston, Massachusetts
June 30, 2004

200 Portland Street, Boston, Massachusetts 02114-1709 • (617) 742-7788
154 Broad Street, P.O. Box 3158, Nashua, New Hampshire 03061-3158 • (603) 889-0444
Telefax: (617) 742-0210
www.fdcpa.com

ARONSON CAPITAL ADVISORS, LLC

Statement of Financial Condition

May 31, 2004

Assets

Cash	$	407,776
Accounts receivable		17,821
	$	425,597

Liabilities and Members' Equity

Current liabilities -		
Accrued expenses	$	15
		15
Members' equity		425,582
	$	425,597

See accompanying notes.

ARONSON CAPITAL ADVISORS, LLC

Statement of Income and Changes in Members' Equity

For the year ended May 31, 2004

Operating revenues	$	3,141,873
Operating expenses:		
Consulting expense		1,367,049
Professional fees		12,687
Other		1,480
		1,381,216
Income from operations		1,760,657
Other income -		
Interest income		5,793
Net income		1,766,450
Capital contributions		300,000
Distributions to members		(1,945,000)
Members' equity, beginning of year		304,132
Members' equity, end of year	$	425,582

See accompanying notes.

ARONSON CAPITAL ADVISORS, LLC

Statement of Cash Flows

For the year ended May 31, 2004

Cash flows from operating activities:		
Net income	$	1,766,450
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in accounts receivable		(17,821)
Decrease in accounts payable and accrued expenses		(14,531)
Net cash provided by operating activities		1,734,098
Cash flows from financing activities:		
Capital contributions from members		300,000
Distributions to members		(1,945,000)
Net cash used in financing activities		(1,645,000)
Net increase in cash		89,098
Cash, beginning of year		318,678
Cash, end of year	$	407,776

See accompanying notes.

ARONSON CAPITAL ADVISORS, LLC

Notes to Financial Statements

May 31, 2004

Note 1 - Organization and Nature of Business

Aronson Capital Advisors, LLC (the Company) was organized on August 27, 2001, pursuant to the laws of the State of Maryland. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company provides merger and acquisition advisory and related consulting services.

Note 2 - Significant Accounting Policies

Use of Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes - The Company is organized as a limited liability company and is taxed as a partnership. Accordingly, no provision has been made for federal and state income taxes. These taxes are the responsibility of the members, who include their share of the Company's income and deductions in their respective income tax returns.

Note 3 - Related Party Transactions

On April 8, 2002, the Company entered into a management agreement with a ninety-nine percent (99%) member of the Company. This agreement provides that the member will provide funding as needed to operate the Company's business, by additional paid-in capital or through subordinated loans. All professional staff personnel related expenses paid by the member, attributable to the Company, will be charged to the Company based on a per-hour standard billing rate for the individual staff which performed the functions on behalf of the Company. The member will be solely responsible for all general and administrative expenses associated with the shared facilities and administrative staff. The Company will not be responsible to repay any of these general and administrative expenses as they will be part of the per-hour standard billing rate for personnel. These standard billing rate charges will be recorded monthly as a liability and related consulting expense. Under this management agreement, the Company reimbursed the member $1,367,049 for the year ended May 31, 2004.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1, for the first twelve (12) months of business and 15 to 1 for subsequent months. At May 31, 2004, the Company had net capital of $407,761, which was $402,761 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .00004 to 1 at May 31, 2004.

Note 5 - Reserve Requirements

The Company is exempt from provisions of the Securities and Exchange Commission Reserve Requirement Rule 15c3-3 under Clause K1, in that the Company does not hold funds or securities for, or owe money or securities to, customers.

Note 6 - Concentration Of Credit Risk

The Company has a potential concentration of credit risk in that it maintains deposits with financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC).

Note 7 - Transactions with Major Customers

Transactions with three (3) major customers accounted for approximately ninety-three percent (93%) of revenues for the year ended May 31, 2004.

Board of Directors
Aronson Capital Advisors, LLC
Rockville, Maryland

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedule of Aronson Capital Advisors, LLC as of and for the year ended May 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management and the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Feeley + Driscoll, P.C.

Boston, Massachusetts
June 30, 2004

ADDITIONAL INFORMATION

ARONSON CAPITAL ADVISORS, LLC

Computation of Net Capital Rule 15c3-1 of
The Securities and Exchange Commission

May 31, 2004

Net capital		
Total members' equity	$	425,582
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		425,582
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		425,582
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable		-
Exchange memberships		-
Furniture, equipment, and leasehold improvements, net		-
Other assets: Unsecured receivables		(17,821)
Additional charges for customers' and noncustomers' security accounts		-
Additional charges for customers' and noncustomers' commodity accounts		-
Aged fails-to-deliver		-
Aged short security difference		-
Secured demand note deficiency		-
Commodity futures contracts and spot commodities/proprietary capital charges		-
Other deductions and/or charges		-
Net capital before haircuts on securities positions (tentative net capital)		407,761
Haircuts on securities		-
Contractual securities commitments		-
Securities collateralizing secured demand notes		-
Trading and investment securities		-
Bankers' acceptances, certificates of deposit, and commercial paper		-

There are no material differences in the computation of net capital between this audited report and the unaudited Focus Report at May 31, 2004 (Part IIA - Form X-17A-5).

ARONSON CAPITAL ADVISORS, LLC

Computation of Net Capital Rule 15c3-1 of
The Securities and Exchange Commission - Continued

May 31, 2004

U.S. and Canadian government obligations	$	-
State and municipal government obligations		-
Corporate obligations		-
Stocks and warrants		-
Options		-
Undue concentrations		-
Net capital	$	407,761
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable	$	-
Payable to related party		-
Other accounts payable and accrued expenses		15
Items not included in consolidated statement of financial condition:		
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	15
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital at 1,500 percent	$	402,761
Excess net capital at 1,000 percent	$	407,759
Ratio: Aggregate indebtedness to net capital		.00004 to 1

There are no material differences in the computation of net capital between this audited report and the unaudited Focus Report at May 31, 2004 (Part IIA - Form X-17A-5).